July 9, 2018	TSX.V - GIGA

Giga announces start of exploration season

(Vancouver) – Mark Jarvis, President of Giga Metals Corp. (TSX.V – GIGA) announced today that the 2018 exploration program has commenced at the Turnagain nickel/cobalt Project, located in north central British Columbia. Archaeological and wildlife surveys are under way. One drill rig is on site and a second will arrive shortly.

Highlights:

-	9600 metres of core drilling planned with two drill rigs
-	Several high impact exploration targets to be tested
-	Infill, metallurgical and geotechnical drilling to support Pre-Feasibility studies
-	Geophysical surveys and trenching to define new targets

“We are very excited about getting back into the field at Turnagain,” said Mr. Jarvis. “The improving market for cobalt and nickel as part of the battery supply chain means that now is the time to advance our deposit to Pre-Feasibility. Our goal is to have the project shovel-ready by 2021.”

High impact exploration targets include three unexplained magnetic anomalies. Project geologists hypothesize that the lower portions and roots of the Turnagain magmatic complex were displaced by faulting.

“We are interested in determining whether these unexplained magnetic anomalies represent the roots or feeder conduits to the Turnagain complex,” said Mr. Jarvis. “Since the feeder zones of intrusive complexes can contain accumulations of massive sulphides, such a discovery at Turnagain could be transformative.”

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company’s core asset is the Turnagain Project, located in northern British Columbia, which contains one of the largest undeveloped sulphide nickel and cobalt resources in the world. Giga is actively seeking other projects in the battery metals space with the goal of building a portfolio of quality assets capable of supplying critical materials to the battery industry.

Technical information in this news release has been reviewed and approved by David Tupper, PGeo, a Qualified Person as defined by NI 43-101.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, CEO
Tel: 604 681 2300
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300	E: info@gigametals.com	W: www.gigametals.com